NanoVibronix, Inc.
525 Executive Blvd.

Elmsford, NY 10523

January 27, 2020

By EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.

Washington, D.C. 20549

Attention: Chris Edwards

RE:	NanoVibronix, Inc. Registration Statement on Form S-3 Filed January 22, 2020 (the “Registration Statement”) Request for Acceleration
File No. 333-236000

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, NanoVibronix, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement so that it may become effective at 5:00 p.m., Eastern Time, on January 29, 2020, or as soon thereafter as practicable.

Should any member of the staff of the U.S. Securities and Exchange Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Jayun Koo, Esq. at (212) 835-4823.

Very truly yours,

NanoVibronix, Inc.

By:	/s/ Brian Murphy
Brian Murphy Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP